Sub-item 77H
RIT

 LMP Real Estate Income Fund Inc. announces new subadvisory arrangement with ClearBridge Advisors, LLC

NEW YORK - Business Wire - August 13, 2012 LMP Real Estate Income
Fund Inc. (NYSE: RIT) announced today that ClearBridge Advisors,
LLC ("ClearBridge") has been appointed subadviser to the Fund, effective September 1, 2012.

Pursuant to a new subadvisory agreement, ClearBridge will provide day-to-day management services to the Fund while the Fund's current investment manager, Legg Mason Partners Fund Advisor, LLC ("LMPFA") will continue to provide administrative services while providing certain oversight services. It is not anticipated that this new arrangement will result in a reduction in the nature or quality of the services provided to the Fund. The current individuals providing portfolio management services will continue to manage and execute the Fund's investment program, which remains unchanged. The overall management fee paid by the Fund for investment management services will also remain unchanged.
LMP Real Estate Income Fund Inc. is a non-diversified, closed-end management investment company. LMPFA, a wholly-owned subsidiary of Legg Mason, Inc., serves as the Fund's investment manager.

An investment in the Fund involves risk, including loss of principal. Investment return and the value of shares will fluctuate. Data and commentary provided in this press release are for informational purposes only. Legg Mason and its affiliates do not engage in selling shares of the Fund.

For more information, please call Investor Relations: 888-777-
0102, or consult the

Fund's web site at www.lmcef.com.

FN1212647